Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

	Years ended December 31,
In millions of dollars, except for ratios	2014	2013	2012	2011	2010
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$7,998	$9,941	$12,922	$15,678	$16,725
Interest factor in rent expense	460	460	496	495	500
Dividends--Preferred Stock	511	194	26	26	9
Total fixed charges	$8,969	$10,595	$13,444	$16,199	$17,234

Income
Income from continuing operations before taxes and noncontrolling interests	$14,364	$19,497	$7,825	$14,722	$13,116
Fixed charges (including preferred stock dividends)	8,969	10,595	13,444	16,199	17,234
Total income	$23,333	$30,092	$21,269	$30,921	$30,350

Ratio of income to fixed charges excluding interest on deposits	2.6	2.84	1.58	1.91	1.76

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$13,690	$16,177	$20,612	$24,209	$25,057
Interest factor in rent expense	460	460	496	495	500
Dividends--Preferred Stock	511	194	26	26	9
Total fixed charges	$14,661	$16,831	$21,134	$24,730	$25,566

Income
Income from continuing operations before taxes and noncontrolling interests	$14,364	$19,497	$7,825	$14,722	$13,116
Fixed charges (including preferred stock dividends)	14,661	16,831	21,134	24,730	25,566
Total income	$29,025	$36,328	$28,959	$39,452	$38,682

Ratio of income to fixed charges including interest on deposits	1.98	2.16	1.37	1.6	1.51